Exhibit 99.1

LIVEREEL MEDIA CORPORATION
(Formerly Noble House Entertainment Inc.)

Consolidated Financial Statements

For the Three Months ended September 30, 2008 and 2007
(Unaudited)

(Canadian Dollars)

LiveReel Media Corporation

Notice of Disclosure of Non-Auditor Review of Interim Financial Statements for the period ended September 30, 2008

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of LiveReel Media Corporation for the three months ended September 30, 2008 and 2007 have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Schwartz, Levitsky, Feldman LLP, have not performed a review of the interim financial statements for September 30, 2008 in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

LiveReel Media Corporation
Consolidated Balance Sheets
(Canadian Dollars)

		September 30,	June 30,
	Note	2008	2008
		(Unaudited)
Assets
Current
Cash		$1,306,747	$1,330,037
Accounts receivable and prepayments	3	22,244	56,362
		1,328,991	1,386,399
Liabilities
Current
Accounts payable and accrued liabilities	5	$101,259	$184,545
		101,259	184,545
Shareholders' Equity
Capital stock	6	6,656,265	6,656,265
Contributed surplus		326,951	293,370
Warrants	7	1,146,081	1,146,081
Deficit and comprehensive loss		(6,901,565)	(6,893,862)
		1,227,732	1,201,854
		$1,328,991	$1,386,399
Related Party Transactions (Note 9)
Commitments and contingencies (Note 10)

Approved by the Board  ”Gregg Goldstein”  Director     ”J. Stephen Wilson” Director
                                            (signed)                                      (signed)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Operations
(Canadian Dollars)

For the Three Months Ended September 30,	Note	2008	2007
Revenue
Interest income		$3,481	$16,170
Total Revenue		$3,481	$16,170
Expenses
Consulting expense	6 & 9	48,581	14,900
Office and general		10,206	14,628
Professional fees		2,604	-
Shareholders information		1,620	547
Bank charges and interest		308	149
Foreign exchange loss (gain)		(52,135)	95,257
Writedown of production advances	3	-	376,910
Amortization of investment in film	4	-	25,000
and television programs
		11,184	527,391
Net loss and compehensive loss for the period		$(7,703)	$(511,221)
Net loss per share - basic and diluted	8	$(0.00)	$(0.04)

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statements of Cash Flows
(Canadian Dollars)

For the Three Months Ended September 30,	2008	2007
Cash flows from operating activities
Net loss for the period	$(7,703)	$(511,221)

Items not affecting cash
Stock based compensation	33,581	-
Amortization of investment in film and television programs	-	25,000
Cash effect of changes in:
Accounts receivable and prepayments	34,118	323,404
Accounts payable and accrued liabilities	(83,286)	(17,970)
Decrease in cash	(23,290)	(180,787)
Cash, beginning of period	1,330,037	1,644,350
Cash, end of period	$1,306,747	$1,463,563

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Unaudited Consolidated Statement of Shareholders’ Equity (Deficiency)
(Canadian Dollars)

For the Three Months Ended September 30, 2008

	Number of Shares	Share Capital	Warrants	Contributed surplus	Deficit	Shareholders' Equity (Deficiency)
Balance June 30, 2006	14,521,744	$6,838,665	$1,146,081	$20,391	$(5,480,356)	$2,524,781
Cancellation of shares	(800,000)	$(182,400)		$182,400		$-
Write off of unamortized deferred stock based compensation				(45,600)		(45,600)
Fair value of stock options granted for consulting services	-	-	-	136,179	-	136,179
Net loss for the period	-	$-	$-	$-	$(624,695)	$(624,695)
Balance June 30, 2007	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,105,051)	$1,990,665
Net loss	-	$-	$-	$-	$(788,811)	$(788,811)
Balance June 30, 2008	13,721,744	$6,656,265	$1,146,081	$293,370	$(6,893,862)	$1,201,854
Fair value of stock options granted for consulting services	-	-	-	33,581	-	33,581
Net loss for the period	-	$-	$-	$-	$(7,703)	$(7,703)
Balance September 30, 2008	13,721,744	$6,656,265	$1,146,081	$326,951	$(6,901,565)	$1,227,732

The accompanying notes form an integral part of these unaudited consolidated financial statements.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007

1.     NATURE OF OPERATIONS

LiveReel Media Corporation (the “Company") is an entertainment company engaged in the financing, development, licensing, production and distribution of feature films, television series, television movies and non-fiction programming.

The Company was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from Noble House Entertainment Inc. to LiveReel Media Corporation effective October 12, 2006.  On October 20, 2006, the Company received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

2.      SIGNIFICANT ACCOUNTING POLICIES

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2008.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at September 30, 2008 and the results of operations and equity and cash flows for the three month period ended September 30, 2008.  The results of operations for these periods are not necessarily comparable to, or indicative of, results of any other interim period or for the fiscal year taken as a whole.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except for the adoption of the new accounting and disclosure policies detailed below.

Adoption of new accounting and disclosure policies

Effective July 1, 2008, the Company adopted two new accounting standards issued by The Canadian Institute of Chartered Accountants (“CICA”) on financial instruments comprising handbook sections 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation”, which apply to interim and annual financial statements.  These sections revise and enhance the current disclosure requirements but do not change the existing presentation requirements for financial instruments.  The new disclosures provide additional information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks.  This disclosure is provided in Note 12.  The Company also adopted CICA handbook section 1535 “Capital Disclosures”, which requires the Company to disclose qualitative and quantitative information relating to its objectives, policies and processes for managing its capital.  This disclosure is provided in Note 13.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007

3.         ACCOUNTS RECEIVABLE AND PREPAYMENTS

		September 30,	June 30,
		2008	2008
		(Unaudited)
Due from Production companies	(a)	$-	$20,179
Taxes recoverable		10,257	11,049
Deposits and prepayments	(b)	11,988	25,134
		$22,245	$56,362

(a)
Represented funds advanced to multiple production companies, owned by a former officer and director of the Company and a former executive of the Company’s subsidiary. The Company and its wholly owned subsidiary have entered into various agreements to provide financing, license scripts and screen plays and handle global distribution for these entities.  These funds are provided to the production companies and are repayable at various interest rates and are generally due on demand.

In October and November 2007, the various production companies to whom advances had been made and their distribution partners received advances and or sold the rights to various territories that were lower than previous estimates.  As a result, management revised its estimated future repayments from these production companies downward and wrote down the advances to the production companies to a net recoverable level of $100,000 and recorded a charge of $376,910 in the three months ended September 30, 2007.    In the three months ended December 31, 2007, the Company made additional advances totalling $57,060 and expensed these amounts in the period.

In April 2008, the Company received payment of $29,840 from distributing one of the films which was applied to reduce this receivable.  After evaluating the future expected proceeds from various unsold territories of the properties the production companies hold, the Company wrote off $49,974 of the production advances effective June 30, 2008, reducing the balance to $20,179 at June 30, 2008.

In the first quarter of fiscal 2009, the Company received the remaining $20,179 outstanding at June 30, 2008.

(b)
 The Company paid an advance of US $ 7,500 in October 2005 to a law firm to defend itself against a legal action initiated by an individual in Florida. The law firm filed a motion to dismiss the case against the company in October 2005. This case was dismissed in April, 2007.  The balance of the advance after accounting for the legal costs charged up to June 30, 2008 which was previously held against future legal costs of approximately $1,900 is included in deposits and prepayments.

The balance of the deposits and prepayments are for an extension of the Company’s director’s and officer’s insurance policy entered into April 2008, which extended the coverage to December 2008.  The costs of the policy are expensed on a straight line basis over the life of the policy.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007

4.        INVESTMENT IN FILM AND TELEVISION PROGRAMS

As at June 30, 2006, management concluded that its short term business plan would not include development of any of the scripts except one, King of Sorrow, which was licensed and has now been developed into a commercial feature film. Management therefore decided to fully write off the carrying value of all scripts except for King of Sorrow. Management carried out evaluation of its estimated costs and revenue details of King of Sorrow as at June 30, 2007 and concluded that no further amortization was required to the carrying value of this script at that time.

In October and November 2007, the various production companies to whom advances had been made and their distribution partners received advances and or sold the rights to various territories that were lower than previous estimates.  As a result, management revised its estimated future repayments from these production companies downward and wrote down the value of the King of Sorrow script to nil in the three months ended September 30, 2007, resulting in a $25,000 charge to operations.

5.         ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		As at	As at
		September 30,	June 30,
		2008	2008
		(Unaudited)
Accounts payable	(a)	$68,719	$129,505
Accrual	(b)	-	22,500
Production advances	(c)	32,540	32,540
		$101,259	$184,545

(a)	As at September 30, 2008, accounts payable were regular trade payables incurred in the normal course of business, primarily for legal and audit fees rendered during the prior fiscal year.

(b)	Accruals at June 30, 2008 are for estimated audit fees. There were no accruals as of September 30, 2008.

(c)
Production advances were received from two production companies towards script and screen play development. A former director and officer of the company and a former executive of its subsidiary are among the owners of one of the production companies, which advanced $26,540 (June 30, 2008 - $26,540).

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007

6.      CAPITAL STOCK

a)	Authorized: Unlimited number of common shares

b)	Issued:

	September 30, 2008		June 30, 2008
	(Unaudited)
	Common		Common
	Shares	Amount	Shares	Amount

Beginning of period	13,721,744	$6,656,265	13,721,744	$6,656,265

End of period	13,721,744	$6,656,265	13,721,744	$6,656,265

(c)	Stock Options:

On February 9, 2007, 1,000,000 options were granted to management by the board of directors.  The options granted were issued at a strike price of US$0.15 per share, expiring on February 9, 2012 and were fully vested.  On the same date, the board of directors increased the number of options available to be granted under the plan to 3,000,000.  The board of directors of the Company has full discretion to decide the option price and vesting periods.  The options are convertible into an equal number of common shares of the Company.

As a result of the granting of the options described above, the fair value of these options was estimated, on February 9, 2007, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	4.5%
Expected dividend	nil
Expected volatility	146%
Expected life	1826 days
Market price	US$0.15

The amount of $136,179 was accounted for as a stock compensation expense in the year ended June 30, 2007.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007

6.      CAPITAL STOCK, (c) Stock Options – continued

On July 22, 2008, the board of directors agreed to increase the size of the option pool to 4,000,000 options.  In addition, the 900,000 options previously issued to the Chief Executive Officer were cancelled.   Finally, a new grant of 3,900,000 options to the Chief Executive Officer, at a strike price of $0.01 per option, expiring July 22, 2013, and fully vested was approved.  All of these options are outstanding as of September 30, 2008.

As a result of the granting of the options described above, the fair value of these options has been estimated, on July 22, 2008, the date of the grant, using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	3.25%
Expected dividend	nil
Expected volatility	129%
Expected life	1826 days
Market price	US$0.01

The amount of $33,581 has been accounted for as a stock compensation expense included in consulting expense in the first quarter ended September 30, 2008.

7.        WARRANTS

	As at September 30,		As at June 30,
	2008		2008
	(Unaudited)
	# of warrants	Fair value	# of warrants	Fair value
Issued and outstanding at end of period	6,193,600	$1,146,081	6,193,600	1,146,081

(a)
On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.  There is no financial impact related to this transaction.

(b)	The shares issuable upon exercise of the warrants issued are restricted in terms of their saleability in accordance with the regulations of the U.S. Securities and Exchange Commission.

8.      LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three month period ended September, 2008, which were 13,721,744 shares (Three months ended September 30, 2007 – 13,721,744).

The Company had approximately 6.2 million share purchase warrants and 4.0 million stock options issued and outstanding as at September 30, 2008. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007

9.      RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2008 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
 Consulting fees include $15,000 paid to the Chief Financial Officer for services rendered during the period.  (2007 - $14,900 to the Chief Financial Officer).  It also includes $33,581 of stock compensation expense relating to the issuance of stock options to the Chief Executive Officer as described in Note 6 above.

10.      COMMITMENTS AND CONTINGENT LIABILITIES

a)
The Company's wholly owned subsidiary, LRPC has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce two films, in addition to its current wholly-owned slate of projects. Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to LRPC toward the development of the projects.  LRPC will utilize these fees, in conjunction with its own, in order to develop the projects and bring them to maturity. The extent of financial commitments required under these arrangements cannot be reasonably determined at this time.

b)
On March 6, 2006, the board of directors of the Company agreed to give an option to a corporate shareholder to subscribe, at its sole discretion, up to US$1.25 million in a private placement involving issuance of Units to be priced at US$0.50 per Unit. Each such Unit will comprise one common share of the company and one half warrant. One whole warrant is convertible into one common share at a conversion price of US$0.65 per warrant within two years of its issuance. The proceeds of this private placement will have to be spent on film projects at the discretion of the shareholder.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007

11.     SEGMENTED INFORMATION

The Company has three identifiable segments, namely licensing, production and distribution.

The accounting policies of the segments are same as those described in the June 30, 2008 audited financial statements.  The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segment charges or transactions. The table below presents summarised financial information for the three months ended September 30, 2008 and 2007.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

Business Segments

September 30,	2008 (Unaudited)				2007 (Unaudited)
	Licensing	Production	Distribution	Total	Licensing	Production	Distribution	Total
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Earnings (losses) from operations	-	-	-	-	(25,000)	-	(376,910)	(401,910)
Total assets	-	-	-	-	-	-	100,000	100,000
Total liabilities	-	32,540	-	32,540	-	32,540	-	32,540
Reconciliation to Financial Statements
Revenue
Total revenue from reportable segments				$-				$-
Other				3,481				16,170
				$3,481				$16,170
Net Loss
Total losses from reportable segments				$-				$(401,910)
Other				(7,703)				(109,311)
				$(7,703)				$(511,221)
Assets
Total assets used for reportable segments				$-				$100,000
Other				1,328,991				1,475,909
				$1,328,991				$1,575,909
Liabilities
Total liabilities of the reportable segments				$32,540				$32,540
Other				68,719				63,925
				$101,259				$96,465

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007

12.      FINANCIAL INSTRUMENTS

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations.  The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.  The Board approves and monitors the risk management processes.  The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s search for new business opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand.  There were no changes to the objectives or processes from the prior period.  The types of risk exposure and the way in which such exposures are managed are as follows:

a. Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances and maintained with one financial institution.  The risk is mitigated because the financial institution is a prime Canadian bank.

b. Exchange rate risk:

The operating results and financial position of the Company are reported in Canadian dollars.  A significant part of the Company’s cash is held in US dollars – approximately 98% of total assets at September 30, 2008 compared to 95% at June 30, 2008.  The results of the Company’s operations are therefore subject to currency transaction and translation risk.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates at September 30, 2008 and June 30, 2008 are as follows:

	September 30, 2008	June 30, 2008

US dollar to CDN dollar	1.0642	1.0197

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

13.      CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital.  The Company currently has no debts or significant financial commitments.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, new debt, acquire or dispose of assets or adjust the amount of cash on hand.

LiveReel Media Corporation
Condensed Notes to the Unaudited Consolidated Financial Statements
(Canadian Dollars)
September 30, 2008 and 2007

13.        CAPITAL DISCLOSURES - continued

As of September 30, 2008, the shareholders’ equity was approximately $1.23 million (June 30, 2008 - $1.20 million).  Approximately $1.3 million was held in cash (June 30, 2008 - $1.33 million).  Absence of any external debts ensures the Company’s continued financial strength.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.

The Company expects its current capital resources will be sufficient to carry its business plans and operations through its current operating period.

14.         DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED    ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). There are no material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States (“US GAAP”) and in SEC Regulation    S-X.

A separate statement of comprehensive loss has not been presented as there are no differences between net loss and comprehensive loss.

New accounting pronouncements

There were no new accounting developments in U.S. standards that would affect the results of operations or financial position of the Company other than those detailed in the audited financial statements for the year ended June 30, 2008.

15.        PRESENTATION

Certain prior year’s amounts have been reclassified to conform to current presentation.